NEWS

FOR IMMEDIATE RELEASE

Corporate Update

January 19, 2006 - SHEP TECHNOLOGIES INC. (OTCBB: STLOF) (“STI” or "the Company") wishes to provide further information to shareholders in light of its news release dated January 17, 2006 covering the proposed acquisition of Pay2™ Ltd.  Specifically, the Company wishes to update the status of its Stored Hydraulic Energy Propulsion ("SHEP") hybrid technology.  STI has actively been seeking project financing for the SHEP development program over the past 18 months in order to successfully complete and demonstrate the X-type Jaguar prototype in order to seek a strategic commercial alliance and commercialization financing.

STI acknowledges that the funding delays experienced to date have had a negative affect on the commercial prospects for its technology.  Nonetheless, the Company continues discussions seeking a relationship that will enable the promising SHEP technology to be commercially developed.  Funding is required to satisfy company creditors and provide the needed capital going forward.  STI will provide relevant information to shareholders in this regard.

Management will keep shareholders apprised of progress in this regard.

ON BEHALF OF THE BOARD OF DIRECTORS

Malcolm P. Burke, President and Chief Executive Officer

Statements about the Company’s future expectations, including future revenues, earnings, product development, and all other statements in this press release other than historical facts, are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and as that term is defined in the Private Securities Litigation Reform Act of 1995.  The Company intends that such forward-looking statements be subject to the safe harbors created thereby.  Since these statements involve risks and uncertainties and are subject to change at any time, the Company’s actual results could differ materially from expected results.

For further information, please call 604-689-1515.